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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09057728

SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

Calabasas, (City) CA (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morrie W. Reiff 818-708-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

KELLY J. SULLIVAN
COMM. #1801609
Notary Public - California
Los Angeles County
My Comm. Expires Jun. 14, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me
on this 28 day of January, 20 09,
by Morrie W. Reiff
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature: Kelly Sullivan

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

AFA FINANCIAL GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2008

26637 W. Agoura Road
Calabasas, CA 91302

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2008 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2008 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009

AFA FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 295,483
Petty cash	250
Clearing deposit	100,000
Commissions receivable	19,295
Other receivables	49,583
Prepaid insurance	4,926
Prepaid – other	2,685
Furniture & equipment less accumulated depreciation - $43,193	42,461
TOTAL ASSETS	$ 514,683

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 6,102
Commissions payable	100,451
Accrued payroll expense	29,969
California LLC	800
Accrued expenses payable	8,873
Other payables	85,587
TOTAL LIABILITIES	231,782
MEMBERS' EQUITY	
Capital contributed	347,000
Accumulated deficit	(64,099)
TOTAL MEMBERS' EQUITY	282,901
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 514,683

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE SCHEDULE – Page 11	$ 7,196,038
OPERATING EXPENSES SCHEDULE – Page 11	7,082,374
INCOME BEFORE INCOME TAXES	113,664
FRANCHISE TAX PROVISION	12,590
NET INCOME	$ 101,074

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 347,000	$(165,173)	$ 181,827
Net Income		101,074	101,074
Balance, December 31, 2008	$ 347,000	$(64,099)	$ 282,901

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income	$ 101,074
Depreciation	20,064
Changes in operating assets and liabilities:	
Petty cash	(250)
Commissions receivable	86,826
Other receivables	(4,642)
Prepaid – other	(1,185)
Prepaid insurance	4,814
Deposit - other	28,000
Accounts payable	(6,674)
Commission payable	(52,248)
Accrued payroll expense	(32,586)
Other payable	(6,924)
Accrued expenses	(120,064)
CA LLC tax	(10,990)
Net cash provided from operating activities	5,215
Cash Flows for Investing Activities:	
Equipment	1,531
Cash Flows from Financing Activities	0
Net increase in cash	6,746
Cash at December 31, 2007	$ 288,737
Cash at December 31, 2008	$ 295,483
Supplemental Cash Flow Information:	
Interest paid	$ 3,070
Cash paid for income taxes	$ 11,790

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION
AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General

The Company is a wholly-owned subsidiary of its parent company, also an LLC, along with one other LLC and one C-corporation. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense

Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions

Per written letters of agreement, the Company will act only as a pass through of RIA fees and insurance commissions and not retain any amounts except when there are management fees charged between related companies. The compensation, if any, for RIA fees will be retained by related entity AFA Advisor Services, LLC and for insurance commissions will be retained by related entity AFA Insurance Services, Inc.

Furniture and Equipment and Depreciation

Furniture and Equipment are depreciated over five years by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS
The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2008, the net capital was $180,584 which exceeded the required minimum capital by $165,132. The percentage of aggregate indebtedness to net capital ratio is 128%.

NOTE 4 - PROVISION FOR INCOME TAXES
The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue, maximum of $11,790.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

Except as described in Note 2, "Advisor Fees and Insurance Commissions", the Company does not receive any income or pay any related expenses for its Insurance and RIA affiliates.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2008 and through the date of this report.

The Company leases space for which the parent company is liable.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

AFA Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; AFA Financial Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

NOTE 9 – COMMITMENTS

The Company's lease expires June 30, 2009 and the renewal option has not been agreed upon. The following is the future commitment.

2009	$ 150,000

AFA FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 282,901
Non allowable assets - Page 9	102,317
NET CAPITAL BEFORE HAIRCUTS	180,584
Haircuts – Page 9	0
NET CAPITAL	$ 180,584
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness	$ 15,452
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 15,452
EXCESS CAPITAL	$ 165,132
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 157,406
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 231,782
Percentage of aggregate indebtedness to net capital	128%

RECONCILIATION

The following is a reconciliation as of December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

Unaudited	$ 181,384
CA Tax Liability	(800)
Audited	$ 180,584

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2008

NON-ALLOWABLE ASSETS

Furniture & Equipment, net	$ 42,461
Other Receivables	49,583
Prepaid Insurance	4,926
Commission Receivable	2,412
Prepaid – other	2,685
Petty cash	250
	$102,317

HAIRCUTS	$ 0

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2008 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009

AFA FINANCIAL GROUP, LLC
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	$5,262,047
Advisor fees	129,069
Managing Broker Dealer Fee	1,379,687
Due diligence fees	321,714
Interest income	5,826
Other income	7,695
Management fee	90,000
	$7,196,038
OPERATING EXPENSES	
Accounting and legal	$ 14,360
Advertising and promotion	2,004
Auto expense	8,954
Bank service charges	8,548
Broker-dealer expense	29,641
Business gifts	175
Commission – reps	4,531,585
Computer expenses	41,653
Contributions	580
Depreciation	20,064
Dues and Subscriptions	828
Employee welfare	2,412
Equipment rental	59,700
Insurance	38,945
Interest	3,070
Internet & website	2,761
Licenses	250
Meetings	4,134
Office expense	62,432
Parking	522
Postage and delivery	22,238
Professional fees	131,568
Regulatory fees	13,621
Rent	300,000
Security	460
Seminars	30,485
Taxes – payroll	118,682
Telephone	18,602
Travel and entertainment	100,036
Wages and salaries	1,500,565
Miscellaneous	13,499
	$7,082,374

See Accompanying Notes to Financial Statements

<u>PART II</u>

AFA FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements and supplemental schedules of AFA Financial Group, LLC (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
AFA Financial Group, LLC
Calabasas, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009

END